UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Wix.com Ltd.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

M98068105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M98068105	13G	Page 2 of 18 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VII & Co. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,935,978
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 7,935,978
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,935,978
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.8%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	The percentage of shares beneficially owned as set forth in row 11 above is based on 38,181,902 Ordinary Shares of the Issuer outstanding as of November 14, 2014, as reported in the Notice and Proxy Statement attached as Exhibit 99.1 to the Issuer’s Form 6-K, filed on November 17, 2014 (the “Form 6-K”).

CUSIP No. M98068105	13G	Page 3 of 18 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VII & Co. L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,935,978
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 7,935,978
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,935,978
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.8%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percentage of shares beneficially owned as set forth in row 11 above is based on 38,181,902 Ordinary Shares of the Issuer outstanding as of November 14, 2014, as reported in the Notice and Proxy Statement attached as Exhibit 99.1 to the Issuer’s Form 6-K.

CUSIP No. M98068105	13G	Page 4 of 18 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VII L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,824,944
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 6,824,944
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,935,978
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.8%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percentage of shares beneficially owned as set forth in row 11 above is based on 38,181,902 Ordinary Shares of the Issuer outstanding as of November 14, 2014, as reported in the Notice and Proxy Statement attached as Exhibit 99.1 to the Issuer’s Form 6-K.

CUSIP No. M98068105	13G	Page 5 of 18 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VII Institutional L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,111,034
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 1,111,034
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,935,978
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.8%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percentage of shares beneficially owned as set forth in row 11 above is based on 38,181,902 Ordinary Shares of the Issuer outstanding as of November 14, 2014, as reported in the Notice and Proxy Statement attached as Exhibit 99.1 to the Issuer’s Form 6-K.

CUSIP No. M98068105	13G	Page 6 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) B.V.P. Israel Investors Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 24,544*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 24,544*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,544*
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 0.1%**
12.	Type of Reporting Person (See Instructions) OO

*	B.V.P. Israel Investors Limited (“BVP Israel”) is a wholly owned subsidiary of the Deer Management (as defined below), the management company affiliate of the Funds (as defined below), and provides advisory services to Deer Management related to investments in Israel. An employee of BVP Israel who serves as the representative of the Funds on the Issuer’s board of directors was granted, as director compensation, options and restricted stock units which in the aggregate give him the right to the shares noted above. Pursuant to a contractual obligation, such employee assigns to BVP Israel any compensation received for his service as a director of the Issuer.
**	The percentage of shares beneficially owned as set forth in row 11 above is based on 38,181,902 Ordinary Shares of the Issuer outstanding as of November 14, 2014, as reported in the Notice and Proxy Statement attached as Exhibit 99.1 to the Issuer’s Form 6-K.

CUSIP No. M98068105	13G	Page 7 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Deer Management Co. LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 24,544*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 24,544*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,544*
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 0.1%**
12.	Type of Reporting Person (See Instructions) OO

*	Deer Management Co. LLC (“Deer Management”) is the management company affiliate of the Funds (as defined below). An employee of BVP Israel, a wholly owned subsidiary of Deer Management, who serves as the representative of the Funds on the Issuer’s board of directors, was granted, as director compensation, options and restricted stock units which in the aggregate give him the right to the shares noted above. Pursuant to a contractual obligation, such employee assigns to BVP Israel any compensation received for his service as a director of the Issuer.
**	The percentage of shares beneficially owned as set forth in row 11 above is based on 38,181,902 Ordinary Shares of the Issuer outstanding as of November 14, 2014, as reported in the Notice and Proxy Statement attached as Exhibit 99.1 to the Issuer’s Form 6-K.

CUSIP No. M98068105	13G	Page 8 of 18 Pages

Item 1(a). Name of Issuer:

Wix.com Ltd. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

40 Namal Tel Aviv St., Tel Aviv 6350671, Israel

Item 2(a). Name of Person Filing:

This statement is being filed by the following persons with respect to the Ordinary Shares (the “Shares”) of the Issuer directly owned by Bessemer Venture Partners VII L.P. (“BVP VII”) and Bessemer Venture Partners VII Institutional L.P. (“BVP VII Institutional” and, collectively with BVP VII, the “Funds”) and with respect to the 10,912 vested options and 13,632 vested Restricted Stock Units held directly by BVP Israel (as defined above), which give BVP Israel the right to receive 24,544 Shares within 60 days of the date of this report.

(a)	Deer VII & Co. Ltd. (“Deer VII Ltd”), the general partner of Deer VII & Co. L.P. (“Deer VII LP”);

(b)	Deer VII LP, the sole general partner of each of the Funds;

(c)	BVP VII, which directly owns 6,824,944 Shares; and

(d)	BVP VII Institutional, which directly owns 1,111,034 Shares

(e)	BVP Israel, which has the right to receive 24,544 Shares within 60 days of the date of this report by virtue of holding 10,912 vested options and 13,632 vested Restricted Stock Units

(f)	Deer Management (defined above), which wholly owns BVP Israel and is the management company affiliate of the Funds.

Deer VII Ltd, Deer VII LP, BVP VII, BVP VII Institutional, BVP Israel, and Deer Management are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Deer VII Ltd, Deer VII LP, BVP VII, BVP VII Institutional, and Deer Management is:

c/o Bessemer Venture Partners

1865 Palmer Avenue; Suite 104

Larchmont, NY 10583

The address of the principal business office of BVP Israel is:

11 HaSadnaot Street

PO Box 12682

Herzliya Pituach

Israel 46733

CUSIP No. M98068105	13G	Page 9 of 18 Pages

Item 2(c). Citizenship:

Deer VII Ltd — Cayman Islands

Deer VII LP — Cayman Islands

BVP VII — Cayman Islands

BVP VII Institutional — Cayman Islands

BVP Israel – Israel

Deer Management – Delaware

Item 2(d). Title of Class of Securities:

Ordinary Shares

Item 2(e). CUSIP Number:

M98068105

Item 3. Not Applicable.

Item 4. Ownership.

For Deer VII Ltd:

(a)	Amount beneficially owned: 7,935,978 Shares

(b)	Percent of class: 20.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 7,935,978

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 7,935,978

(iv)	Shared power to dispose or to direct the disposition of: —0—

For Deer VII LP:

(a)	Amount beneficially owned: 7,935,978 Shares

(b)	Percent of class: 20.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 7,935,978

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 7,935,978

(iv)	Shared power to dispose or to direct the disposition of: —0—

CUSIP No. M98068105	13G	Page 10 of 18 Pages

For BVP VII:

(a)	Amount beneficially owned: 7,935,978 Shares

(b)	Percent of class: 20.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 6,824,944

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 6,824,944

(iv)	Shared power to dispose or to direct the disposition of: —0—

For BVP VII Institutional:

(a)	Amount beneficially owned: 7,935,978 Shares

(b)	Percent of class: 20.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,111,034

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 1,111,034

(iv)	Shared power to dispose or to direct the disposition of: —0—

For BVP IL:

(a)	Amount beneficially owned: 24,544 Shares

(b)	Percent of class: 0.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 24,544

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 24,544

(iv)	Shared power to dispose or to direct the disposition of: —0—

CUSIP No. M98068105	13G	Page 11 of 18 Pages

For Deer Management:

(a)	Amount beneficially owned: 24,544 Shares

(b)	Percent of class: 0.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 24,544

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 24,544

(iv)	Shared power to dispose or to direct the disposition of: —0—

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

As the general partner of Deer VII LP, which in turn is the general partner the Funds, Deer VII Ltd may be deemed to beneficially own all 7,935,978 Shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares. As the sole owner of BVP Israel, Deer Management may be deemed to beneficially own the 24,544 Shares, which BVP Israel has the right to receive within 60 days of the date of this report by virtue of holding 10,912 vested options and 13,632 vested Restricted Stock Units, and have the power to direct the dividends from or the proceeds of the sale of such Shares. Investment decisions for BVP Israel and Deer Management are made by certain individuals who are partners of Deer VII LP, acting as an investment committee.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Exhibit 2 sets forth information regarding the identity of members of a group. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9. Notice of Dissolution of Group.

Not applicable.

CUSIP No. M98068105	13G	Page 12 of 18 Pages

Item 10. Certification.

Not applicable.

CUSIP No. M98068105	13G	Page 13 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

DEER VII & CO. LTD.

By:	/s/ J. Edmund Colloton
	Name:	J. Edmund Colloton
	Title:	Director

DEER VII & CO. L.P.
By:	Deer VII & Co. Ltd, its General Partner

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BESSEMER VENTURE PARTNERS VII L.P.
By:	Deer VII & Co. L.P., its General Partner
By:	Deer VII & Co., Ltd., its General Partner

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BESSEMER VENTURE PARTNERS INSTITUTIONAL VII L.P.
By:	Deer VII & Co. LLC, its General Partner
By:	Deer VII & Co., Ltd., its General Partner

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

DEER MANAGEMENT CO. LLC

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Managing Member

CUSIP No. M98068105	13G	Page 14 of 18 Pages

B.V.P. ISRAEL INVESTORS LIMITED

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

CUSIP No. M98068105	13G	Page 15 of 18 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 2.	List of Members of Group